May 21, 2020
To:    The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 20, 2020.
Total Shares Voted:                300,723,826
Total Shares Issued and Outstanding:        390,737,603
Total Percentage of Shares Voted:        76.96%

1.	Election of Directors
Each of the nominee directors listed in Alamos’ management information circular dated April 3, 2020 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Elaine Ellingham	230,763,413	79.10	60,982,391	20.90
David Fleck	290,686,310	99.64	1,059,494	0.36
David Gower	229,155,347	78.55	62,590,457	21.45
Claire M. Kennedy	290,603,217	99.61	1,142,587	0.39
John A. McCluskey	291,288,307	99.84	457,497	0.16
Monique Mercier	290,595,377	99.61	1,150,427	0.39
Paul J. Murphy	271,922,991	93.21	19,822,813	6.79
J. Robert S. Prichard	290,467,143	99.56	1,278,661	0.44
Ronald E. Smith	230,723,271	79.08	61,022,533	20.92
Kenneth Stowe	291,194,932	99.81	550,872	0.19

2.	Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	299,840,998	99.71	882,827	0.29

1 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

3.	Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	287,672,815	98.60	4,072,987	1.40

2 | ALAMOS GOLD INC